A special joint meeting of the shareholders of VALIC Company I Core Value Fund (n/k/a Dividend Value Fund) was held on Friday, June 4,
2010. The Fund adopted the following proposal:

A new investment sub-advisory agreement between VALIC and SunAmerica, which provides that SunAmerica will manage a portion of the assets of the fund.

Votes in Favor                  13,648,045.723
Votes Against                    337,419.665
Votes Abstained               1,041,729.172